FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 27th, 2017

1.         DATE, TIME AND PLACE: on April 27th, 2017, at 10:30 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The call to order was waived pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present the majority of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Aranha Corrêa do Lago, Maria Helena dos Santos Fernandes Santana and Ronaldo Iabrudi dos Santos Pereira. Absent for justified reasons Mr. Yves Desjacques.

4.    AGENDA: (i) Analysis and election of a new member of the Board of Directors, replacing Mr. Carlos Mario Diez Gomes; (ii) Analysis and deliberation on the quarterly information for the period ended March 31, 2017, as well as the main operational indicators for the period; (iii) Analysis and deliberation on the proposal for the issuance of shares under the stock option program of the Company and the respective capital increase; and (iv) Analysis and deliberation, under the terms of the Policy for Transactions with Related Parties, of the Agreement for the Provision of Guarantees, by the Company, to guarantee the obligations to be assumed by Via Varejo S.A. and Cnova Comércio Eletrônico S.A., with respect to contracts to be executed between the former companies and financial institutions for the raising of funds, as well as the fee to be paid by Via Varejo S.A. and Cnova Comércio Eletrônico S.A. to the Company due to such provision.

5.         RESOLUTIONS: As the meeting was commenced, Messrs. Members Board of Directors examined the items comprised in the Agenda and resolved, unanimously and without reservation, as the following:

5.1. Analysis and election of a new member of the Board of Directors, replacing Mr. Carlos Mario Diez Gomes: Mr. Chairman acknowledged the receipt of the Resignation Letter sent by Mr. Carlos Mario Diéz Gomes to the Company on April 5, 2017, with effects as of the 17th day of the same month. In order to occupy the position of member of the Board of Directors left vacant by Mr. Carlos Mario Mr. Diez Gomez, by completing his term of office until the next election of the members of the Board of Directors in 2018, Messrs. members of the Board have approved to elect, according to the first paragraph of article 13 of the Company's Bylaws and based on the favorable recommendation of the Human Resources and Compensation Committee, Mr. MANFRED HEINRICH GARTZ, Colombian, married, production engineer, bearer of the Federal Republic of Germany passport No. C4FGGXNP6, resident and domiciled in Carrera 30 # 16B 110 Ed. Baleares, Medelin, Colombia, which will be represented, for the purposes of Article 146, § 2, of Law No. 6,404/1976, by Mr. OLAVO LIRA BARBOSA, Brazilian, married, businessman, bearer of identity card RG No. 17.429.380-X SSP / SP and enrolled with the CPF/MF under No. 082.873.908-00, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Boa Vista, 254, 13º andar, Centro, CEP 01014-907, Brazil.

5.1.1. The Director hereby elected declares, under the penalties of the law, not to be subject to any of the crimes foreseen by law that prevent him from engaging in mercantile activities, being aware of the provisions of article 147 of Law 6,404/76. The Director shall take office in his position by signing the respective term of office, recorded in the proper book. After the deliberation, Mr. Chairman thanked the presentation and comments made, moving on to the next item on the Agenda;

5.2. Analysis and deliberation on the quarterly information for the period ended March 31, 2017, as well as the main operational indicators for the period: after the presentation made by Mr. Christophe Hidalgo and in accordance with the recommendation of approval of the Audit Committee, the members of the Board of Directors resolved to approve the quarterly information for the period ended at March 31, 2017 and authorized the Company's Board of Executive Officers to take all the necessary measures for the disclosure of the quarterly information hereby approved by sending them to the Comissão de Valores Mobiliários – CVM, the Securities Exchange Commission - SEC and BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros. After the deliberation, Mr. Chairman thanked the presentation and comments made, moving on to the next item on the Agenda;

5.3.      Analysis and deliberation on the proposal for the issuance of shares under the stock option program of the Company and the respective capital increase: Messrs. Members of the Board of Directors discussed (i) the Company’s Stock Option Plan approved at the Special Shareholders´ Meetings held on 20 December 2006 (“Previous Plan”); (ii) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on 09 May 2014 and modified at the Annual and Special Shareholders’ Meeting held on 24 April 2015 (“Compensation Plan”) and (iii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on 09 May 2014 and modified at the Annual and Special Shareholders’ Meeting held on 24 April 2015 (“Stock Option Plan”) and resolve:

5.3.1. As a consequence of the exercise of options pertaining to Series A7 Silver and Gold of the Previous Plan, as well as Series B1 and B2 of the Compensation Plan, approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as set forth in Section 6 of the Bylaws, the capital increase of the Company in the amount of R$ 2,396,690.70 (two-million three-hundred ninety-six thousand six-hundred ninety Brazilian Reais and seventy cents), by issuance of 61,847 (sixty-one thousand eight-hundred forty-seven) preferred shares, whereas:

(i)          30,468 (thiry-thousand four-hundred sixty-eight) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Previous Plan, in the total amount of R$ 304.68 (three-hundred four Brazilian Reais and sixty-eight cents), due to the exercise of options from Series A7 Gold;

(ii)        29,737 (twenty-nine thousand seven-hundred thirty-seven) preferred shares, at the issuance rate of R$ 80.00 (eighty Brazilian Reais) per share, fixed in accordance with the Previous Plan, in the total amount of R$ 2,378,960.00 (two-million three-hundred seventy-eight thousand nine-hundred sixty Brazilian Reais), due to the exercise of options from Series A7 Silver;

(iii)      310 (three-hundred ten) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 3.10 (three Brazilian Reais ten cents), due to the exercise of options from Series B1;

(iv)      525 preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 5.25 (five Brazilian Reais and twenty-five cents), due to the exercise of options from Series B2;

(v)        339 (three hundred thirty-nine) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 3.39 (three Brazilian Reais and thirty-nine cents), due to the exercise of options from Series B3; and

(vi)      468 (four-hundred sixty-eight) preferred shares, at the issuance rate of R$ 37,21 (thirty-seven Brazilian Reais and twenty-one cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 17,414.28 (seventeen-thousand four-hundred fourteen Brazilian Reais and twenty-eight cents), due to the exercise of options from Series C3;

Pursuant to the Company Bylaws, the preferred shares hereby issued shall have the same characteristics and conditions, and will enjoy the same rights and advantages of the preferred shares which are already in existence;

5.3.2. Thus, the Company’s capital stock shall change from the current R$ 6,815,372,411.97 (six-billion eight-hundred fifteen thousand three-hundred seventy-two four-hundred eleven Brazilian Reais and ninety-seven cents) to R$ 6,817,769,102.67 (six-billion eight-hundred seventeen million seven-hundred sixty-nine thousand one-hundred two Brazilian Reais and sixty-seven cents), fully subscribed and paid for, divided into 266,247,487 (two hundred sixty-six million two hundred forty-seven thousand four hundred eighty-seven) shares with no par value, whereas 99,679,851 (ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one) of which are common shares and 166,567,636 (one hundred sixty-six million five hundred sixty-seven thousand six hundred thirty-six) of which are preferred shares. After the deliberation, Mr. Chairman thanked the presentation and comments made, moving on to the next item on the Agenda;

5.4. Analysis and deliberation, under the terms of the Policy for Transactions with Related Parties, of the Agreement for the Provision of Guarantees, by the Company, to guarantee the obligations to be assumed by Via Varejo S.A. and Cnova Comércio Eletrônico S.A., with respect to contracts to be executed between the former companies and financial institutions for the raising of funds, as well as the fee to be paid by Via Varejo S.A. and Cnova Comércio Eletrônico S.A. to the Company due to such provision: after discussions and considering the favorable recommendation of the Audit Committee regarding the due compliance with the procedures mentioned by the Company's Policy for Related Parties Transactions, Messrs. Members of the Board of Directors resolved to approve the transactions between Related Parties referred above, requesting that the Management of the Company proceed with the execution of those agreements. After the deliberation, Mr. Chairman thanked the presentation and comments made.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, April 27th, 2017. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary:  Mrs. Ana Paula Tarossi Silva. Members of the Board of Directors: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Aranha Corrêa do Lago, Maria Helena dos Santos Fernandes Santana and Ronaldo Iabrudi dos Santos Pereira.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 2, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.